UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07005462

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 44331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Primex Prime Electronic Execution, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Front Street, Suite 304
(No. and Street)

Hempstead	**NY**	**11550**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wil Felix **(516) 408-7266**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

RECEIVED
MAR 0 1 2007
MAIL PROCESSING SECTION
WASH. DC
202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wil Felix, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Primex Prime Electronic Execution, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

BERNARD JARAMILLO
Notary Public, State of New York
No. 01JA6113925
Qualified in Nassau County
Commission Expires Aug. 9, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2006
With Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
of Primex Prime Electronic Execution, Inc.

We have audited the accompanying statement of financial condition of Primex Prime Electronic Execution, Inc. as of December 31, 2006 and the accompanying statements of operations, cash flows and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Primex Prime Electronic Execution, Inc. as of December 31, 2006 and for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



RUBIO CPA, PC

February 26, 2007
Atlanta, Georgia

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 1,245
Due from clearing broker-dealer	2,217
Securities owned – common stocks	540
Deposit with clearing broker	35,238
Other receivable	46
Office furniture and equipment, net of accumulated depreciation of $1,457	6,343
Total assets	$ 45,629

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 9,661
Total liabilities	9,661
Stockholder's equity	
Common stock, no par value; 300,000 shares authorized; 50 shares issued and outstanding	-
Additional paid-in capital	942,923
Accumulated deficit	(906,955)
	35,968
Total liabilities and members' equity	$ 45,629

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006

REVENUES		
Commissions	$	244,490
Interest and other income		3,328
Total revenue		247,818
EXPENSES:		
Employee compensation and benefits		129,457
Clearing costs		50,300
Communications		5,926
Occupancy		13,130
Other operating expenses		57,298
Total expenses		256,111
NET LOSS BEFORE INCOME TAXES	$	(8,293)
INCOME TAXES		-
NET LOSS	$	(8,293)

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2006

	Paid In Capital	Accumulated (Deficit)	Total
Balance, December 31, 2005	$ 942,923	$ (898,662)	$ 44,261
Net loss		(8,293)	(8,293)
Balance, December 31, 2006	$ 942,923	$ (906,955)	$ 35,968

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (8,293)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,457
Decrease (increase) in assets; increase (decrease) in liabilities:	
Unrealized appreciation of marketable securities	(272)
Decrease in due from clearing broker-dealer	6,227
Decrease in other receivables	8
Increase in accounts payable and accrued expenses	2,263
Net cash provided by operating activities	1,390
NET INCREASE IN CASH	1,390
CASH AND CASH EQUIVALENTS:	
Beginning of year	(145)
End of year	$ 1,245

The accompanying notes are an integral part of these financial statements.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: The Company is an independent registered broker-dealer and a member of the National Association of Securities Dealers. The Company's business is to act as a broker for transactions in securities.

The Company is wholly-owned by Advantage Trading, LLC ("Parent") effective during 2002.

Marketable Securities: The investment in common stock is valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Office Furniture and Equipment: Office furniture and equipment are being depreciated on a straight-line basis over estimated useful lives of five to seven years.

Income Taxes: Income taxes are accounted for by the asset/liability approach in accordance with FAS-109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for its net operating loss carryforwards.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $29,085, which was $24,085 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was .33 to 1.0.

NOTE 3 – OFF BALANCE SHEET RISK

In the normal course of business, the Company executes securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial assets underlying the contract at a loss.

NOTE 4 – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense (benefit)	$ (1,600)
Deferred income taxes	1,600
Income tax expense (benefit)	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial and income tax purposes. The differences at December 31, 2006 relate to a net operating loss carryforward.

Significant components of deferred tax assets are as follows:

Deferred tax assets:	
Net operating losses	$ 11,000
Less deferred tax valuation allowance	(11,000)
Net deferred tax asset	$ -

The Company has recorded a valuation allowance for the deferred tax asset at December 31, 2006, equal to the deferred tax asset because it is more likely than not that the net operating loss carryforward will not be realized before it begins to expire in 2022.

The Company has a net operating loss carryforward that may be used to reduce income taxes arising in future years of approximately $47,000 that begins to expire in 2022.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

NOTE 5 – LEASES

The Company leases office facilities under an operating lease. Rent expense for 2006 was approximately $13,000 and the Company's lease commitment at December 31, 2006 is approximately as follows:

2007		$ 13,000
2008		1,000
	Total	$ 14,000

NOTE 6 – NET LOSS

The Company had a net loss during 2006 of $8,293 and revenues decreased by approximately $60,000. In addition, the Company is often unable to pay its liabilities as they become due. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

Supplementary Information
Pursuant to Rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2006

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2006

Net Capital		
Total stockholder's equity qualified for net capital	$	35,968
Deduction for non-allowable assets		(6,343)
Net capital before haircuts		29,625
Less haircuts		(540)
Net capital		29,085
Minimum net capital required		5,000
Excess capital	$	24,085
Aggregate Indebtedness:		
Liabilities	$	9,661
Ratio of aggregate indebtedness to net capital		.33 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5 and net capital as reported above.

PRIMEX PRIME ELECTRONIC EXECUTION, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2006

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder of
Primex Prime Electronic Execution, Inc.:

In planning and performing our audit of the financial statements of Primex Prime Electronic Execution, Inc. for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Primex Prime Electronic Execution, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the period ended December 31, 2006 and this report does not effect our report thereon dated February 26, 2007.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 26, 2007
Atlanta, Georgia



RUBIO CPA, PC

END